510 Burrard St, 3rd Floor
Date: 29/10/2010	Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CREAM MINERALS LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	22-11-2010
Record Date for Voting (if applicable) :	22-11-2010
Beneficial Ownership Determination Date :	22-11-2010
Meeting Date :	22-12-2010
Meeting Location (if available) :	TBA

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	225263508	CA2252635081

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CREAM MINERALS LTD